Exhibit a(23)
Impact on Stock Options Associated With
Merger Agreement dated February 23, 2007
Q-1: What happens to my stock options?
A-1: Immediately prior to the completion of the tender offer, which could be as early as March 16, you will be eligible to receive the difference between the offer consideration of $13.50 and the strike price of your options, multiplied by the number of unexercised options you hold, less applicable taxes. All unvested options will vest and will also receive the same payout. In addition, a $0.10 cash bonus per option will be paid on all unexercised options held as of the close of business on March 5, 2007. The total cash amount, less taxes, will be paid through payroll within two weeks of the completion of the tender offer.
For example:
Frank has a grant of 400 options at $6.00. He will receive:
$13.50 merger consideration
-$6.00 option strike price
$7.50 option value
X 400 options
   $3000.00 total option cash-out value
Plus
$0.10 option bonus X 400 options = $40.00
$3,040.00 total cash amount to be paid (less withholding taxes)
Q-2: Is there anything I need to sign to insure receipt of the payout?
A-2: In order to receive your cash-out amount (but not the bonus), you will need to sign a written acknowledgement that after receiving your cash-out amount (and bonus), no further payment is due to you on account of any Company options, and all of your rights under such Company options have terminated. We will be sending you in due course the acknowledgement that you will be asked to sign.
Q-3: Shouldn’t I just exercise my options now?
A-3: The trading blackout period remains on all Bairnco options. Letting the process play out will assure that you receive the full offer consideration, enable you to receive the option bonus of $0.10, and will not subject your proceeds to brokerage commissions. Of course, if the blackout period is lifted, you would have the right to exercise your vested options.
Q-4: What’s this about an option bonus?
A-4: The Bairnco Board of Directors authorized a special bonus of $0.10 per option (vested and unvested) to all option holders who are employed by Bairnco as of March 5,

2007. This bonus will be paid through payroll within two weeks of the completion of the offer.
Q-5: I have unvested options, what happens to them?
A-5: All unvested options will automatically vest upon the change in control, and will receive the cash payout.
Q-6: How will taxes be handled?
A-6: The option payout and option bonus are treated as supplemental compensation, and are subject to 25% federal withholding, plus regular social security, Medicare, state, and local tax withholdings as applicable. Contact your divisional HR for specific tax withholding information. U.S. Internal Revenue Service regulations require Bairnco to inform you that the discussion of U.S. federal income tax considerations included in this summary is not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding penalties that the I.R.S. might seek to impose on such taxpayer.
Q-7: Do I have to be an active employee on the date of the completion of the offer in order to receive payment of my options?
A-7: You must be an active employee on March 5, 2007 to receive the option bonus. If you terminate employment with the Company prior to the completion of the offer, your unvested options will be cancelled, and you will not be eligible to receive any offer consideration on unvested options. Your vested options will remain exercisable and eligible for offer consideration for 30 days following termination.
Please contact your divisional HR personnel with any additional questions.

2